FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    December 2007

Commission File Number   000-1415020

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2007	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

news release

401 Bay Street, Suite 2010,

P.O. Box 118	Shares outstanding: 113,338,000

Toronto, Ontario

Canada M5H 2Y4	NYSE: TC
TSX: TCM, TCM.WT Frankfurt: A6R

December 10, 2007

THOMPSON CREEK ANNOUNCES CHANGES

TO BOARD OF DIRECTORS

Thompson Creek Metals Company Inc., one of the world’s largest publicly traded, pure molybdenum producers, today announced changes to its Board of Directors effective January 1, 2008, as follows:

•	Kevin Loughrey, who is currently President and Chief Executive Officer, will become Chairman of the Board of Directors and will continue as the Chief Executive Officer of the Company.
•	Ian McDonald, who is currently Executive Chairman, will step down from his executive role but remain on the Board of Directors as Vice-Chairman.
•	Timothy Haddon, who is currently serving as an independent director, will become Lead Director.
•	Thomas J. O’Neil, an experienced mining executive, will join the Board of Directors.

“Ian McDonald, who has repeatedly demonstrated his skill in enhancing shareholder value, has made a tremendous contribution to the success of the Company and we are very pleased he is staying on the Board of Directors in an important capacity,” said Mr. Loughrey.

“We are also happy that Timothy Haddon, an experienced mining executive, has agreed to devote more time to our Company in his new role as Lead Director, and that we have been able to obtain the services of someone as accomplished and experienced in the mining sector as Thomas O’Neil.”

Mr. O’Neil, a resident of Arizona, is currently a Director of Fording Inc. and has served in senior executive positions at major mining companies including Cleveland-Cliffs Inc., where he was President and Chief Operating Officer (2000-2003), Executive Vice President Operations (1994-1999) and Senior Vice President Technical (1991-1994).

During the period 1981 to 1985, he was Manager, New Business Development, Amoco Metals Company, and from 1985 to 1991, he served in senior positions with Cyprus Minerals Company, including: Copperstone Project Manager, Cyprus Gold; Vice President, Cyprus Gold Australia; Vice President and General Manager, Cyprus Sierrita; and Vice President, Engineering and Development, Cyprus Copper.

Mr. O’Neil obtained a Ph.D. in Mining Engineering with a minor in finance from the University of Arizona in 1972 and subsequently was a Professor and Head of the university’s Department of Mining and Geological Engineering. While on the faculty of the University of Arizona, he consulted for a wide variety of clients including industry, U.S. Government and Indian tribes on taxation, royalties and mine evaluation.

About Thompson Creek Metals Company Inc.

Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia, and a metallurgical roasting facility in Langeloth, Pennsylvania. Thompson Creek is also developing the Davidson high-grade underground molybdenum project near Smithers, B.C. The Company has more than 700 employees. Its head office is in Toronto, Ontario. It also has executive offices in Denver, Colorado (including sales and marketing) and Vancouver, British Columbia. More information is available at www.thompsoncreekmetals.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s annual information form for the year ended December 31, 2006 and dated March 26, 2007 which is available on SEDAR at www.sedar.com and is incorporated in its Registration Statement on Form 40-F filed with the United States Securities and Exchange Commission on October 30, 2007 which is available at www.sec.gov.

Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Readers should refer to Thompson Creek’s annual information form for the year ended December 31, 2006 and dated March 26, 2007 which is available on SEDAR at www.sedar.com and is incorporated in its Registration Statement on Form 40-F filed with the SEC on October 30, 2007 which is available at www.sec.gov and subsequent continuous disclosure documents available at www.sedar.com and www.sec.gov for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

For more information, please contact:

Ian McDonald

Executive Chairman

Thompson Creek Metals Company Inc.

Tel: 416-860-1438

info@tcrk.com

Wayne Cheveldayoff,

Director of Investor Relations

Thompson Creek Metals Company Inc.

Tel: 416-860-1438

Toll free: 1-800-827-0992

wcheveldayoff@tcrk.com

Tina Cameron Renmark Financial Communications Inc. Tel.: 514-939-3989 tcameron@renmarkfinancial.com